

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

<u>Via E-mail</u>
W. Brown Glenn, Jr.
Chief Executive Officer
Core Resource Management, Inc.
12720 Hillcrest Road, Suite 750
Dallas, TX. 75230

> **Re:** **Core Resource Management, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 29, 2013**
> **File No. 0-55010**

Dear Mr. Glenn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1. You became subject to the periodic reporting requirements of the Securities Exchange Act of 1934 when your Form 10 became automatically effective. It appears your Form 10-Q for the quarter ended June 30, 2013 is currently delinquent as it should have been filed 45 days after the end of the fiscal quarter. Please file your delinquent report or tell us when it will be filed.

2. Please ensure all correspondence is filed on EDGAR. In particular, please file your correspondence dated October 29, 2013. In your response to each of our comments, please also specify where and how you have complied with our comment.

3. We note your response to comment 1 in our letter dated August 20, 2013 and the related

revisions in your filing. Please update your beneficial ownership as of a more recent practicable date.

Summary, page 1

Recent activity, page 1

4. We note your response to comment 6 in our letter dated August 20, 2013. Please revise to disclose the amount of proved reserves acquired or that no proved reserves were acquired. Additionally, we are reissuing the a portion of our prior comment: Please be mindful of the reporting requirements for acquisitions under Rules 8-04 and 8-05 of Regulation S-X and FASB ASC 805 with regard to these acquisitions. Where you believe that disclosure under these rules is not required, please explain to us how you arrived at your determination. Refer also to the guidance in Item 1200 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 14

5. We note your response to comment 14 in our letter dated August 20, 2013. If any of the $4.2 million in capital raised was received from affiliates, please indicate as much and provide an appropriate cross-reference. Please see Item 303(a) of Regulation S-K.

 Directors and Executive Officers, page 16

6. We note your response to comment 16 in our letter dated August 20, 2013. Please further revise the biographies to limit them to the factual information required by Item 401(e)(1) of Regulation S-K. Please remove all subjective or conclusory statements or descriptions such as:

   - "Nationally recognized";
   - "three short years";
   - "involved."

7. We note your response to comment 5 in our letter dated August 20, 2013. To the extent you choose to retain reference to Mr. Glenn's association with "several publicly traded companies," please provide a risk factor to address the following:

   - Diversified Corporate Resources stopped reporting in 2006 without explanation or filing a Form 15;
   - Ergobilt ceased filing periodic filings in 1998, without explanation or filing a Form 15. A Form 8-K filed on August 25, 1998 indicated that its auditor –

PriceWaterhouseCoopers – had resigned after finding that there were significant internal control deficiencies giving rise to material audit adjustments; and

- Safeguard Security Holdings filed a registration statement in 2006 that never went effective and the company never filed any periodic reports with the Commission.

Compensation Discussion and Analysis, page 20

Summary Compensation Table, page 21

8. We note your response to comment 19 in our letter dated August 20, 2013. Please revise your summary compensation table to provide information for the last two completed fiscal years. Please see Item 402(n)(1) of Regulation S-K.

Financial Statements

Notes to Financial Statements

Note 10 – Subsequent Events, page F-11

9. You state in your response to comment 23 in our letter dated August 20, 2013 that you revised your footnote disclosure in response to our comment. However, we were not able to find the revisions to your disclosure. As previously requested, please expand your disclosure regarding investments in oil and gas properties to include a description of the properties acquired subsequent to year-end, the dates of the acquisitions, and the purchase price. Additionally, please explain to us why you refer to two properties here, when disclosure on page 1 of your filing refers to three acquisitions. Refer to FASB ASC 855-10-50-2.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535 or me, at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director